EXHIBIT 99.5
Contacts:	Carol Coale / Ken Dennard
Dennard ▪ Lascar Associates, LLC
(713) 529-6600

FOR IMMEDIATE RELEASE

LUCAS ENERGY ANNOUNCES FISCAL 2014 FOURTH QUARTER
AND YEAR-END FINANCIAL RESULTS

REPORTS 2014 PROVED RESERVES OF APPROXIMATELY 5.6 MMBOE

HOUSTON, TEXAS – June 27, 2014 -- Lucas Energy, Inc. (NYSE MKT: LEI)(“Lucas” or the “Company”), an independent oil and gas company with its main operations in Texas, today announced its fourth quarter and fiscal year-end results for the period ending March 31, 2014 and the filing of its Form 10-K Annual Report on June 27, 2014.

“The past twelve months have marked significant change and transition for Lucas.  We have successfully reduced our operating and administrative costs by approximately 50% and eliminated many impediments to growth,” said Anthony C. Schnur, Chief Executive Officer of the Company, who continued, “We expect our annual G&A expenses to average approximately $3.0 million going forward, and plan to maintain our operating margins at current levels.  From this streamlined base, we plan to build the scale and scope of our operations from the ground up to a size that is necessary to develop our significant Eagle Ford shale reserves.

“In the first half of calendar 2014, we began to reposition the Company with a more aggressive focus on the Eagle Ford shale, and in the first quarter of calendar 2014, we engaged an investment bank to assist in the review of potential transactions to create a larger entity which should enhance shareholder value,” Mr. Schnur continued, “We are actively reviewing numerous strategic alternatives and hope to finalize one or more transactions in the near term.”

Fiscal 2014 Annual Results

For the twelve months ending March 31, 2014, Lucas reported a fiscal year net loss of $4.7 million, or ($0.16 per diluted share), which was a 31% improvement over the $6.8 million net loss, or ($0.27) per diluted share for the same twelve-month period last year.  Our net operating revenues decreased by $3 million or 37%, to $5.2 million, primarily reflecting lost revenues from the sale of the Baker DeForest properties and certain properties that were conveyed in the Nordic settlement agreement during fiscal 2013.  Also, our fiscal 2014 results did not reflect higher front-end production in early fiscal 2013 from new drilling and lateral programs that contributed approximately $1.7 million to last year’s results in addition to the natural decline in production year over year.

General and Administrative (G&A) expense of $4.0 million in fiscal 2014 was 35% lower than in fiscal 2013 which reflected a reduced staff, restructuring of employee responsibilities, and lower professional, outsourcing and legal fees.  G&A expenses in our fourth quarter were 50% of the previous year’s period and we expect our G&A expenses to hold at this rate going forward.  Lease operating expense in fiscal 2014 decreased by 41% to $2.2 million from $3.8 million in fiscal 2013.  The lower lease operating expenses reflected the Company’s expanding effort to improve operating efficiencies while maintaining cash flow.  It also reflected lower expenses related to prior period property sales and assignments.  Our net average was 146 barrels of oil equivalent per day (boe/d) compared to the same period last year of 235 net boe/d, primarily reflecting the asset sales/assignments discussed above.

Fiscal 2014 Fourth Quarter Results

For the fiscal 2014 fourth quarter, Lucas reported a net loss of $1.1 million, or ($0.04) per diluted share, compared to a $0.7 million loss, or ($0.02) loss per diluted share, in same quarter last year and a loss of $1.1 million or ($0.04) per diluted share, for the third fiscal quarter of 2014. Net operating revenues in the fiscal 2014 fourth quarter were $1.2 million, all of which were derived from crude oil sales, compared to revenues of $1.9 million in the fiscal 2013 fourth quarter and $1.4 million, for the third fiscal quarter of 2014.

Overall expenses in the fiscal 2014 fourth quarter fell significantly from the same period a year ago as a result of ongoing cost cutting initiatives and improved operating efficiencies.  G&A expenses of $0.8 million in the fiscal 2014 fourth quarter were 13% less than G&A expense in the fiscal 2013 fourth quarter and were 21% lower than in the fiscal 2014 third quarter.  Lease operating expense decreased by 36% to $0.5 million from last year’s fourth quarter lease operating expenses and by 14% from the fiscal 2014 third quarter.

SELECTED FINANCIAL DATA
Fiscal Year Ending 3/31/3014
($ in thousands)	6/30/2013	9/30/2013	12/31/2013	3/31/2014	FYE 2014

Net Operating Revenues	$1,482	$1,227	$1,360	$1,150	$5,220
Operating Expenses
Lease Operating Expenses	466	722	554	475	2,217
G&A	1,098	1,158	951	752	3,958
Other Operating Expenses	681	568	671	663	2,584
Total Operating Expense	2,245	2,448	2,177	1,890	8,759

Interest Expense & Other	(182)	(338)	(315)	(313)	(1,148)

Income (loss) before Income Taxes	(945)	(1,559)	(1,131)	(1,053)	(4,688)
Provision for income taxes	0	0	0	0	0
Net Loss	($945)	($1,559)	($1,131)	($1,053)	($4,688)

SELECTED FINANCIAL DATA
Fiscal Year Ending 3/31/2013
($ in thousands)	6/30/2012	9/30/2012	12/31/2012	3/31/2013	FYE 2013

Net Operating Revenues	$1,718	$2,733	$1,928	$1,869	$8,247
Operating Expenses
Lease Operating Expenses	930	1,153	1,003	674	3,760
G&A	1,448	1,447	2,338	865	6,099
Other Operating Expenses	915	1,311	986	806	4,018
Total Operating Expense	3,293	3,911	4,327	2,346	13,877

Interest Expense & Other	(332)	(344)	(348)	(103)	(1,127)

Income (loss) before Income Taxes	(1,907)	(1,521)	(2,747)	(581)	(6,756)
Provision for income taxes	0	0	0	(39)	(39)
Net Loss	($1,907)	($1,521)	($2,747)	($620)	($6,795)

Fiscal 2014 Reserves

Our estimated net proved crude oil and natural gas reserves at March 31, 2014 and 2013 were approximately 5.6 million barrel of oil equivalent (BOE), respectively, for each year.  Although there was not a significant change in total proved reserves, crude oil reserves decreased slightly by approximately 0.1 million barrels (BBLs) offset by an increase of natural gas reserves by approximately 0.7 billion cubic feet (BCF)(or 0.1 BOE – barrel of equivalent).  Using the average monthly crude oil price of $96.17 per BBL and natural gas price of $3.47 per thousand cubic feet (MCF) for fiscal 2014, our estimated discounted future net cash flow (PV-10) before tax expenses for our proved reserves was approximately $112.0 million, of which $104 million are proved undeveloped reserves.  Lower monthly crude oil and natural gas realized prices during 2014 decreased the PV10 of our reserves by approximately $20.6 million or 16% from a year ago using the same Securities and Exchange Commission (SEC) pricing and reserves methodology.

During fiscal 2014, thirteen of our Austin Chalk wells were reclassified from proved undeveloped reserves to the probable category under the SEC Five-Year Rule.  This impacted our net revenues by approximately $72 million and shifted approximately $13.0 million of PV-10 value from proved to probable (2P) reserves. The reclassification of our Austin Chalk reserves combined with the impact of lower oil prices was partially offset by increased well density on our Eagle Ford properties and an increase in working interest in our Madison County, Texas acreage.  All of these factors had the net effect of decreasing the PV-10 of our proved developed and undeveloped reserves by approximately 16% to $112.0 million and increasing the PV-10 of our probable reserves by 68% to $60.2 million from $35.9 million for a total PV-10 value of our proved and probable (2P) reserves of $172.1 million, a 3% increase.  Our 2014 reserves were determined in accordance with standard industry practices and SEC regulations by the licensed independent petroleum engineering firm of Forest A. Garb and Associates, Inc.

	Reserve Summary (1)
	Oil	Gas	Total		PV-10	PV-10 /	PV-10 /
	(MBbls)	(Mmcf)	(Mboe)	% Oil	($mm)	Share (2)	BOE
PDP	186	2	187	99.9%	$8.2	$0.27	$43.91
PUD	4,852	3,314	5,404	89.8%	$103.8	$3.46	$19.20
Total	5,038	3,316	5,591	90.1%	$112.0	$3.73	$20.03
Probable	3,596	2,204	3,963	90.7%	$60.2	$2.00	$15.18
Total 2P	8,634	5,519	9,554	90.4%	$172.1	$5.74	$18.02

(1) As of April 1, 2014 and prepared by Forrest A. Garb & Associates; Oil $98.45/bbl gross, $104.76/bbl realized
(2) Assumes Diluted Shares of 30.0 million

Year-End Review and Strategic Outlook

Our fiscal year 2014 was marked by significant transition and transformation.  We believe that Lucas Energy continues to be an asset rich company with the potential to grow.  From an asset development standpoint, we followed a “Grow into Growth” strategy whereby we raised capital in smaller portions in an attempt to conduct limited (low cost) development operations to bolster our position in anticipation of raising less expensive capital.  From an operational standpoint this effort, while providing some incremental production, did not provide the increases we had hoped.

This brought about a strategic review resulting in a change in direction.  As previously discussed in prior press releases, the Company is actively reviewing a number of opportunities to accelerate development of Eagle Ford and other oil reserves.  These potential opportunities include, but are not limited to, strategic partnership(s), asset or corporate acquisitions, development funding and/or merger opportunities.

Regarding our Eagle Ford asset position, in 2010, Lucas Energy entered into a participation agreement with Hilcorp Energy LLP (now Marathon Resource EF, LLC ("Marathon”)) effective March 1, 2010, for a term of five years.  The agreement provides Marathon with an 85% interest in the oil, gas and mineral leases of our interest below the base of the Austin Chalk in Gonzales County (The Eagle Ford Shale resides immediately below the Chalk.)  Marathon, as well as Lucas Energy, has the right to propose up to three obligatory wells per year (“Obligation Wells”) and additional wells (over three per year) which would either require consent from both Lucas Energy and Marathon or be considered a well(s) necessary to drill in order to maintain lease rights (“Required Wells”).

Upon the proposing of a well, the other party has a 30-day period to “Consent” to drilling the well or elect to “Non-Consent” and not participate in the well.  The impact on Lucas Energy is that until the election is made, the Company is not certain whether we will require approximately $1.2 million for a 15% share or $8.0 million for a 100% share.  This disparity can make it difficult to raise funds for drilling.  Lucas Energy believes it has crafted a solution to address this issue and is now more confident in its ability to proceed.

Management is encouraged on several fronts.  First, our Eagle Ford reserves are increasing due to a combination of increased density of well locations while surrounding activity shows consistently improved results due to the advance in completion technology.  Second, this organization had to be torn down in order for it to be rebuilt.  While this takes time, and never goes as quickly as we would hope, Lucas Energy’s management team is now squarely focused on the asset development process as opposed to lawsuits, land, title and financial diligence and staff adjustments.  Third, as our most recent quarter illustrates, we have now arrived at our desired cost structure in that we are conducting our affairs in a cost effective manner planning for future growth.  Fourth, we believe that the development strategy is now more aligned with the need for greater certainty that potential investment groups desire.  And lastly we believe that all of this together creates a compelling growth story and an attractive opportunity for development funding and/or corporate combinations.

Please refer to our Annual Report on Form 10-K for the year ended March 31, 2014, at www.sec.gov for complete financial statements, risk factors regarding the Company and a more detailed discussion of our plan of operations and results of operations.

About Lucas Energy, Inc.

Lucas Energy (NYSE MKT: LEI) is engaged in the acquisition and development of crude oil and natural gas from various known productive geological formations, including the Austin Chalk, Eagle Ford and Buda / Glen Rose.  Based in Houston, Lucas Energy's management team is committed to building a platform for growth and the development of its five million barrels of proved Eagle Ford and other oil reserves while continuing its focus on operating efficiencies and cost control.

For more information, please visit the updated Lucas Energy web site at www.lucasenergy.com.

Safe Harbor Statement and Disclaimer

This news release includes “forward looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  Forward looking statements give our current expectations, opinion, belief or forecasts of future events and performance.  A statement identified by the use of forward looking words including “may,” “expects,” “projects,” “anticipates,” “plans,” “believes,” “estimate,” “should,” and certain of the other foregoing statements may be deemed forward-looking statements.  Although Lucas believes that the expectations reflected in such forward-looking statements are reasonable, these statements involve risks and uncertainties that may cause actual future activities and results to be materially different from those suggested or described in this news release.  These include risks inherent in natural gas and oil drilling and production activities, including risks of fire, explosion, blowouts, pipe failure, casing collapse, unusual or unexpected formation pressures, environmental hazards, and other operating and production risks, which may temporarily or permanently reduce production or cause initial production or test results to not be indicative of future well performance or delay the timing of sales or completion of drilling operations; delays in receipt of drilling permits; risks with respect to natural gas and oil prices, a material decline which could cause Lucas to delay or suspend planned drilling operations or reduce production levels; risks relating to the availability of capital to fund drilling operations that can be adversely affected by adverse drilling results, production declines and declines in natural gas and oil prices; risks relating to unexpected adverse developments in the status of properties; risks relating to the absence or delay in receipt of government approvals or fourth party consents; and other risks described in Lucas’s Annual Report on Form 10-K and other filings with the SEC, available at the SEC’s website at www.sec.gov. Investors are cautioned that any forward-looking statements are not guarantees of future performance and actual results or developments may differ materially from those projected. The forward-looking statements in this press release are made as of the date hereof. The Company takes no obligation to update or correct its own forward-looking statements, except as required by law, or those prepared by third parties that are not paid for by the Company. The Company's SEC filings are available at http://www.sec.gov.